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UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 40037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wilson Stephenson Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 S. Hulen Street, Suite 102

(No. and Street)

Fort Worth   Texas   76109

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

SEC
Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 01 2010

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

Washington, DC
107

4421 Wanda Lane   Flower Mound   Texas   75022

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Mark A. Wilson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Wilson Stephenson Incorporated**_____, as of _____December 31_____, 20___09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____   _____
                                                                         Signature

RACHEL LEIGH CHENAULT
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
09-14-2011

                                             Chief Financial Officer
                                             _____
                                                             Title

Rachel Chenault
_____
Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

WILSON STEPHENSON INCORPORATED

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wilson Stephenson Incorporated

We have audited the accompanying statement of financial condition of Wilson Stephenson Incorporated as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson Stephenson Incorporated as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 15, 2010

1

WILSON STEPHENSON INCORPORATED
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	907
Clearing deposit		25,000
Prepaid expenses		6,973
Property and equipment, net		2,569
TOTAL ASSETS	$	35,449

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	782

Stockholders' Equity

Common stock, $1.00 par value, 500,000 shares authorized, 12,000 shares issued and 10,500 shares outstanding	12,000
Additional paid-in capital	53,292
Retained earnings	(22,873)
	42,419
Treasury stock, 1,500 shares at cost	(7,752)
TOTAL STOCKHOLDERS' EQUITY	34,667
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 35,449

WILSON STEPHENSON INCORPORATED
Statement of Income
Year Ended December 31, 2009

Revenue

Securities commissions	$ 415,329
Expense reimbursements	69,550
Other revenue	1,285
TOTAL REVENUE	486,164

Expenses

Compensation and related costs for voting stockholder officers	353,816
Other employee compensation and benefits	39,763
Clearing charges	14,343
Communications	8,954
Occupancy and equipment costs	52,263
Regulatory fees and expenses	5,450
Other expenses	11,518
TOTAL EXPENSES	486,107
NET INCOME	$ 57

WILSON STEPHENSON INCORPORATED
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2009

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balances at December 31, 2008	12,000	$12,000	$ 53,292	$ (22,930)	$ (7,752)	$ 34,610
Net income	-	-	-	57	-	57
Balances at December 31, 2009	12,000	$12,000	$ 53,292	$ (22,873)	$ (7,752)	$ 34,667

See notes to financial statements.


WILSON STEPHENSON INCORPORATED
Statement of Cash Flows
For the Year Ended December 31, 2009


Cash flows from operating activities:

Net income	$	57
Adjustments to reconcile net income to		
net cash used in operating activities		
Changes in assets and liabilities		
Increase in prepaid expenses		(242)
Increase in accounts payable and accrued expenses		61
Net cash used in operating activities		(124)
Net change in cash		(124)
Cash at beginning of year		26,031
Cash at end of year	$	25,907

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for

Income taxes	$	-
Interest	$	-

WILSON STEPHENSON INCORPORATED
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Wilson Stephenson Incorporated, (the Company) was organized in June 1988 as a Texas corporation.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The carrying amounts reflected in the accompanying statement of financial condition for cash, and accounts payable and accrued expenses approximate the respective fair values due to the short maturities of those instruments.

<u>Property and Equipment</u>

Property and equipment is recorded at cost, net of salvage value, less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

Note 1   -   <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Treasury Stock</u>

The Company accounts for treasury stock using the cost method.

<u>Security Transactions</u>

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

<u>Income Taxes</u>

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2002 through December 31, 2008.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders, therefore, there is no provision for federal income taxes. The Company is subject to Texas state tax; however, there is no state tax for 2009.

Note 2   -   <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3   -   <u>Net Capital Requirements</u>

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $25,125 and $5,000, respectively. The Company's net capital ratio was .03 to 1.

Note 4 - <u>Property and Equipment</u>

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$	11,425
Office equipment		<u>14,263</u>
		25,688
Accumulated depreciation		<u>(23,119)</u>
	$	<u>2,569</u>

There was no depreciation expense for the year.

Note 5 - <u>Commitments and Contingencies</u>

<u>Office Lease</u>

The Company leases office space and equipment under non-cancellable operating leases through 2011. Future minimum lease payments due for each of the years ending December 31 are as follows:

2010	$	39,280
2011		<u>2,100</u>
	$	<u>41,380</u>

Office rent and equipment lease expense for the year was $52,263 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

<u>Contingencies</u>

There are currently no significant asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company's clearing deposit held by the Company's clearing broker/dealer totals $25,000 or approximately 71%, of its total assets.

Note 7 - <u>Stock Purchase Agreements</u>

The shareholders of the Company have entered into certain stock purchase agreements whereby the Company is obligated to acquire, and each of the shareholder's estates are obligated to sell to the Company, all shares of the common stock of the Company owned by the shareholder at his death.

The Company is the beneficiary of certain life insurance policies covering the shareholders. It is the intention of the Company that the life insurance proceeds by utilized to acquire the related common shares in the event of the death of one of the shareholders.

The stock purchase agreements do not limit the stock acquisition price to the limits of the related life insurance; however, management of the Company contends such proceeds would be sufficient to acquire the related stock.

Note 8 - <u>Related Party Transactions</u>

One of the Company's shareholders generated approximately 86% of the Company's revenue for the year ended December 31, 2009.

The Company shares office space, personnel and resources with companies owned by the primary shareholders. The Company receives expense reimbursements related to these shared expenses. For the year ended December 31, 2009, the Company received $69,550 in expense reimbursements from these related parties.

Note 9 - <u>Subsequent Events</u>

The Company has evaluated subsequent events through February 15, 2010, the date which the financial statements were available to be issued.

WILSON STEPHENSON INCORPORATED
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2009

Total stockholders' equity qualified for net capital	$	34,667
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		6,973
Property and equipment, net		2,569
Total deductions and/or charges		9,542
Net Capital	$	25,125
Aggregate indebtedness		
Accounts payable and accrued expenses	$	782
Total aggregate indebtedness	$	782
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	20,125
Ratio of aggregate indebtedness to net capital		0.03 to 1

WILSON STEPHENSON INCORPORATED
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2009

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2009 (unaudited)	$	25,132
Adjustments made by Registrant prior to filing Amended Form X-17a-5: Decrease in cash		(7)
Net capital as computed on Schedule I	$	25,125

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Wilson Stephenson Incorporated

In planning and performing our audit of the financial statements of Wilson Stephenson Incorporated (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 15, 2010